Merrill Lynch Alternative Investments LLC 1200 Merrill Lynch Drive (1B) Pennington, New Jersey 08534

November 20, 2007

Mr. Kevin Woody, Accounting Branch Chief
United States
Securities and Exchange Commission
Washington, D. C. 20549

Re: ML Trend-Following Futures Fund L.P./Report on Form 10-Q for the Quarterly Period Ended June 30, 2007 (“Form 10-Q”)/File No. 000-28928.

Dear Mr. Woody:

The undersigned Merrill Lynch Alternative Investments LLC is the general partner (the “General Partner”) of ML Trend-Following Futures Fund L.P. (the “Partnership”).

This letter responds to comments raised in the Securities and Exchange Commission’s letter dated November 6, 2007 to the Partnership (the “SEC Letter”) regarding certain accounting matters with respect to the Partnership’s recent investments in portfolio funds and related disclosure in the Form 10-Q.

We wish to enhance and clarify the accounting policies with respect to the Partnership’s recent investments in the portfolio funds and to further our discussion detailing how the Partnership accounts for these investments are as follows:

The Partnership invests substantially all of its assets in the portfolio funds. The investment transactions are accounted for on a trade basis. Investments in the portfolio funds are valued at fair value and reflected on the Statements of Financial Condition. In determining fair value, MLAI utilizes the net asset valuation of the portfolio funds which values securities and other financial instruments on a market-to-market basis of accounting, or, where there is no such market price available for the securities and financial instruments,  they are valued at such value as determined by each portfolio fund’s trading advisor (a firm which advises others about buying and selling futures and/or futures options). Such fair value is net of all fees relating to the portfolio funds paid or accrued. Additionally, MLAI monitors the trading activity of each portfolio fund.

 The resulting change between cost and fair value (net of subscription and redemption activity in the portfolio funds’) from year to year is reflected on the Statements of Income as Income from investments in the portfolio funds. In addition, when the Partnership redeems or partially redeems its interest in the portfolio funds, the Partnership records the net realized gain (loss) for such interests in income from investments in the portfolio funds.

To further our discussion:

The Partnership accounts for its investments at cost and values them at the Net Asset Value per unit of the funds invested share class as of the end of the period.  Net Asset Value is based on the net of the portfolio funds assets and liabilities, which determines the net equity per share.  Valuation methodologies used by the underlying fund for assets and liabilities are either based on cost, or quoted market rates for those assets which are listed and trade on an exchange.  All the portfolio funds trade in assets that have readily available market quotes, and therefore, portfolio valuations are based on recent published sales prices.  According to the designations provided for in FAS 157, there are no level 2 or 3 assets in any portfolio funds.

As requested in the SEC Letter, the General Partner acknowledges that

•	the Partnership is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Partnership not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event of questions concerning this matter please contact the undersigned chief financial officer of the General Partner.

Sincerely,

/s/ Barbra E. Kocsis

Barbra E. Kocsis
Merrill Lynch Alternative Investments
Chief Financial Officer
1200 Merrill Lynch Drive (1B)
Pennington, New Jersey 08534
Telephone: 609-274-5838
Fax Number: 609-274-0360